

Mailstop 3561

January 18, 2018

Eric T. Kalamaras
Chief Financial Officer
American Midstream Partners, LP
2103 CityWest Boulevard
Building 4, Suit 800
Houston, Texas 77042

> **Re:** **American Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Filed January 11, 2018**
> **File No. 333-222501**

Dear Mr. Kalamaras:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Michelle Earley, Locke Lord LLP